United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

July 2015

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	23

VALE’S PRODUCTION IN 2Q15

www.vale.com

rio@vale.com

Tel.: (55 21) 3814-4540

Investor Relations Department

Rogério T. Nogueira

André Figueiredo

Carla Albano Miller

Fernando Mascarenhas

Andrea Gutman

Bruno Siqueira

Claudia Rodrigues

Marcio Loures Penna

Mariano Szachtman

BM&F BOVESPA: VALE3, VALE5

NYSE: VALE, VALE.P

HKEx: 6210, 6230

EURONEXT PARIS: VALE3, VALE5

LATIBEX: XVALO, XVALP

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de ValoresMobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and The Stock Exchange of Hong Kong Limited, and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Production highlights

Rio de Janeiro, July 23, 2015 — Vale S.A. (Vale) reached 85.3 Mt of iron ore production(1) in the second quarter of 2015 (2Q15), representing the second highest quarterly production in Vale’s history and the highest production in a second quarter.

Production of iron ore in the first half of 2015(1) (1H15) reached a new record of 159.8 Mt, 9.3 Mt higher than in the first half of 2014 (1H14).

In May 2015, we were granted the operational license for the extension of the N5S mine which will support improvements in our average product quality and reduce our production costs as a result of lower strip ratios and lower average haulage distances in Carajás. N5S is part of the N5 ore body, a world-class asset, with 888 million metric tons of proven and probable reserves and an average Fe content of 67.2%.

In 2Q15, we produced 9.8 Mt from the N4WS mine with 65.1% of iron content and low phosphorus levels. In the second semester of 2015 (2H15) we expect to be mining even higher Fe content ores with lower contaminant levels as we complete the pre-stripping of the mine and reduce the processing of the first ore layer (“canga”).

Vale also decided to reduce supply of high silica content ores by 25 to 30 Mt on an annualized basis, replacing these volumes by higher quality products. This reduction will come out of production from the Southern and Southeastern Systems, and from ore purchased from third parties.

Excluding Samarco’s attributable production of 3.6 Mt, Vale’s pellet production was 12.2 Mt in 2Q15, reaching a historical quarterly production record, due to the good performance of the Oman and the Vargem Grande pellet plants.

Nickel production reached 67,100 t in 2Q15, 3% lower than in 1Q15 and 8.7% higher than in 2Q14. Nickel production was 136,300 t in 1H15 and will increase in 2H15 as PTVI, VNC and Onça Puma will operate at full capacity as their planned maintenance shutdowns for the year were completed in the first half of the year and as Long Harbour continues to ramp up.

(1)  Excluding Samarco’s attributable production and iron ore acquired from third parties

Copper output was 104,900 t in 2Q15, the best performance for a second quarter, being 2.1% lower than in 1Q15 and 29.5% higher than in 2Q14. In 1H15, copper production(2) was 212,000 t and will increase in 2H15 as we progress the ramp-up of the Salobo operation.

Gold production amounted to 100,000 oz in 2Q15, the best performance for a second quarter, being 2.6% lower than in 1Q15, due to production interruptions at the Sudbury smelter.

Production summary

						% change
000’ metric tons	2Q15	1Q15	2Q14	1H15	1H14	2Q15/1Q15	2Q15/2Q14	1H15/1H14
Iron ore(1)
Own production	85,290	74,523	79,448	159,813	150,511	14.4%	7.4%	6.2%
TPP(2)	4,021	2,894	3,395	6,915	6,392	38.9%	18.4%	8.2%
Total	89,311	77,417	82,843	166,728	156,903	15.4%	7.8%	6.3%
Pellets(1)	12,237	11,388	9,951	23,625	19,879	7.5%	23.0%	18.8%
Manganese	554	592	505	1,146	975	-6.4%	9.6%	17.5%
Coal	2,012	1,695	2,209	3,707	3,994	18.7%	-8.9%	-7.2%
Nickel	67.1	69.2	61.7	136	129	-3.0%	8.7%	5.5%
Copper(3)	104.9	107.2	81.0	212.0	169.5	-2.1%	29.5%	25.1%
Potash	111	108	96	219	206	3.2%	15.6%	6.7%
Phosphate rock	2,114	1,992	2,122	4,106	4,054	6.1%	-0.4%	1.3%

(1) Excluding Samarco’s attributable production.

(2) TPP = Third parties purchases

(3) Including Lubambe’s attributable production.

(2)  Including Lubambe’s attributable production.

Iron Ore

						% change
000’ metric tons	2Q15	1Q15	2Q14	1H15	1H14	2Q15/1Q15	2Q15/2Q14	1H15/1H14
Northern System	31,609	27,521	29,281	59,130	52,646	14.9%	7.9%	12.3%
Carajás	31,609	27,521	29,281	59,130	52,646	14.9%	7.9%	12.3%
Southeastern System	29,054	25,869	26,475	54,922	52,297	12.3%	9.7%	5.0%
Itabira	9,419	7,305	8,455	16,724	16,282	28.9%	11.4%	2.7%
Minas Centrais	9,974	8,899	8,415	18,873	16,849	12.1%	18.5%	12.0%
Mariana	9,661	9,665	9,605	19,326	19,166	0.0%	0.6%	0.8%
Southern System	23,346	19,798	22,311	43,144	42,903	17.9%	4.6%	0.6%
Paraopeba	7,567	5,659	7,685	13,225	14,601	33.7%	-1.5%	-9.4%
Vargem Grande	7,330	5,888	6,644	13,218	12,118	24.5%	10.3%	9.1%
Minas Itabirito	8,449	8,252	7,981	16,701	16,183	2.4%	5.9%	3.2%
Midwestern System	1,281	1,335	1,381	2,616	2,666	-4.0%	-7.2%	-1.9%
Corumbá	891	893	912	1,784	1,686	-0.3%	-2.3%	5.8%
Urucum	390	442	469	832	980	-11.6%	-16.8%	-15.1%
IRON ORE	85,290	74,523	79,448	159,813	150,511	14.4%	7.4%	6.2%
TPP(1)	4,021	2,894	3,395	6,915	6,392	38.9%	18.4%	8.2%
IRON ORE + TPP	89,311	77,417	82,843	166,728	156,903	15.4%	7.8%	6.3%
Samarco(2)	3,666	3,578	3,148	7,244	5,562	2.4%	16.4%	30.2%

(1) Third Parties Purchase

(2) Vale’s attributable production capacity of 50%.

Production summary

Iron ore production — excluding iron ore acquired from third parties and Samarco’s attributable production — of 85.3 Mt in 2Q15 was the second highest production in Vale’s history and the highest production for a second quarter. Output was 14.4% and 7.4% higher than in 1Q15 and 2Q14, respectively. Production grew in the Northern, Southeastern and Southern Systems mainly driven by better weather-related seasonality, the ramp-up of the N4WS mine and the greater capacity utilization of Plant 2.

Production in the first half of 2015 — excluding iron ore acquired from third parties and Samarco’s attributable production — reached the new record of 159.8 Mt, 9.3 Mt higher than the output in the first half of 2014.

Northern system

The Carajás production of 31.6 Mt was the highest for a second quarter, 4.1 Mt higher than in 1Q15 and 2.3 Mt higher than in 2Q14, mostly due to the ramp-up of the N4WS mine and the greater capacity utilization of Plant 2.

We produced 9.8 Mt from the N4WS mine in 2Q15 with 65.1% of iron content and lower phosphorus levels. In 2H15 we expect to be mining higher Fe content ores with lower contaminant levels as we complete the pre-stripping of the mine and reduce the processing of the first ore layer (“canga”).

Plant 2 produced 5.6 Mt in 2Q15, 1.7 Mt more than in 1Q15.

In May 2015, we were granted the operational license for the extension of the N5S mine which will support the improvement in our average product quality and reduce our production costs as a result of lower strip ratios and lower average haulage distances in Carajás. N5S is part of the N5 ore body, a world-class asset, with 888 million metric tons of proven and probable reserves and an average Fe content of 67.2%.

Southeastern system

The Southeastern System, which encompasses the Itabira, Minas Centrais and Mariana mining hubs, produced 29.1 Mt in 2Q15, 3.2 Mt and 2.6 Mt more than in 1Q15 and in 2Q14, respectively.

Production in the Itabira mining hub was 9.4 Mt, 2.1 Mt and 1.0 Mt higher than in 1Q15 and in 2Q14, respectively, as the Cauê mine resumed operations after the tie-ins of its new process stages from the Cauê Itabiritos project, due to start-up by the end of 2015.

Production in the Minas Centrais mining hub was 10.0 Mt in 2Q15, 1.1 Mt and 1.6 Mt higher than in 1Q15 and in 2Q14, respectively, as a result of the ramp-up of the 5 th beneficiation line in Brucutu which produced 1.1 Mt in 2Q15.

Output from the Mariana mining hub reached 9.7 Mt, in line with production in 1Q15 and in 2Q14.

Southern system

The Southern System, composed of the Paraopeba, Vargem Grande and Minas Itabirito mining hubs, produced 23.3 Mt in 2Q15 and reached the best output since 2Q07, being 3.5 Mt and 1.0 Mt higher than in 1Q15 and in 2Q14, respectively. Output was higher due to the ramp-ups of the Vargem Grande Itabiritos processing plant and the Abóboras II dry processing plant.

Production at the Paraopeba mining hub was 1.9 Mt higher than in 1Q15 and in line with the same period of last year.

In July 2015, we interrupted the Feijão and Jangada plants which have higher beneficiation costs and yield a lower quality product. The decision is in line with Vale’s goal of improving product quality and margins.

Production at the Vargem Grande mining hub was 1.4 Mt and 0.7 Mt higher than in 1Q15 and in 2Q14, respectively, due to the abovementioned ramp-ups of the Vargem Grande Itabiritos and the Abóboras II projects. The output from the Vargem Grande Itabiritos plant was 1.1 Mt in 2Q15, out of a nominal capacity of 10 Mtpy. Abóboras II, a dry processing plant with nominal capacity of 3 Mtpy, produced 0.6 Mt in 2Q15.

Output from the Minas Itabirito mining hub reached 8.4 Mt, in line with production in 1Q15 and in 2Q14.

Midwestern system

The Midwestern System, comprising the Urucum and the Corumbá mining hubs, produced 1.3 Mt in 2Q15, 4.0% lower than in 1Q15 and 7.2% lower than in 2Q14, as a result of our strategy of shutting down unprofitable production streams.

Samarco

In 2Q15 Samarco’s pellet feed production (mostly dedicated to the production of Samarco´s pellets) was 3.7 Mt, 2.4% higher than in 1Q15 as a result of maintenance stoppages in the concentration plants in last quarter.

Pellets

						% change
000’ metric tons	2Q15	1Q15	2Q14	1H15	1H14	2Q15/1Q15	2Q15/2Q14	1H15/1H14
Southeastern System	7,199	7,121	5,820	14,320	11,629	1.1%	23.7%	23.1%
Tubarão VIII	1,613	1,614	195	3,227	195	0.0%	n.m.	n.m.
Nibrasco	2,228	2,241	2,317	4,469	4,719	-0.6%	-3.9%	-5.3%
Kobrasco	1,088	1,088	1,131	2,176	2,301	0.0%	-3.8%	-5.4%
Hispanobras	1,135	1,053	1,079	2,188	2,198	7.8%	5.2%	-0.4%
Itabrasco	1,135	1,125	1,099	2,260	2,217	0.9%	3.3%	2.0%
Southern System	2,619	2,372	2,076	4,991	4,353	10.4%	26.2%	14.6%
Fabrica	951	855	748	1,806	1,550	11.3%	27.2%	16.6%
Vargem Grande	1,667	1,517	1,328	3,184	2,803	9.9%	25.6%	13.6%
Oman	2,419	1,895	2,055	4,314	3,897	27.7%	17.7%	10.7%
TOTAL PELLETS	12,237	11,388	9,951	23,625	19,879	7.5%	23.0%	18.8%
Samarco (1)	3,645	3,497	2,988	7,143	5,207	4.2%	22.0%	37.2%

(1) Vale’s attributable production capacity of 50%.

Production overview

Excluding Samarco’s attributable production of 3.6 Mt, Vale’s pellet production in 2Q15 was 12.2 Mt — a historical production record, due to the good performance of the Oman and the Vargem Grande pellet plants.

Southeastern system

Production at the Tubarão pellet plants — Nibrasco, Kobrasco, Hispanobras, Itabrasco and Tubarão VIII — reached 7.2 Mt in 2Q15, 1.1% higher than in 1Q15 and 23.7% higher than in 2Q14, mostly due to the good operational performance of Hispanobras.

Southern system

The Fábrica pellet plant produced 1.0 Mt of pellets in 2Q15, 11.3% higher than in 1Q15 given the better availability of pellet feed and 27.2% higher than in 2Q14 as a result of maintenance stoppage in the plant in the same period of last year.

The Vargem Grande pellet output reached the historical record of 1.7 Mt, 9.9% and 25.6% higher than in 1Q15 and in 2Q14 respectively, due to the higher productivity of the plant.

Oman operations

The Oman operation produced 2.4Mt of direct reduction pellets in 2Q15, 27.7% higher than in 1Q15, reaching an all-time record after resuming production following a maintenance stoppage in February 2015.

Samarco

In 2Q15 Samarco´s attributable production was 3.6 Mt, 4.2% and 22.0% higher than in 1Q15 and 2Q14, respectively, as a result of the higher availability of pellet feed in 2Q15.

Manganese ore and ferroalloys

						% change
000’ metric tons	2Q15	1Q15	2Q14	1H15	1H14	2Q15/1Q15	2Q15/2Q14	1H15/1H14
MANGANESE ORE	554	592	505	1,146	975	-6.4%	9.6%	17.5%
Azul	346	407	370	753	701	-15.1%	-6.4%	7.4%
Urucum	208	184	136	392	266	12.8%	53.3%	47.6%
Other mines	0	0	0	0	8	n.m.	n.m.	n.m.
FERROALLOYS	31	27	44	58	89	14.1%	-28.6%	-34.8%
Brazil	31	27	44	58	89	14.1%	-28.6%	-34.8%

Production overview

In 2Q15, we shut down the ferroalloys plants in Minas Gerais (Barbacena and Ouro Preto plants) as existing energy contracts expired and energy costs increased, impairing the economic viability of the ferroalloy operations. Production from our manganese ore operations in Morro da Mina was affected.

Manganese ore production

Output from the Carajás Azul manganese mine decreased by 15.1% when compared to 1Q15, reaching 346,000 t in 2Q15, as a result of a scheduled maintenance stoppage in 2Q15.

In 2Q15, output from the Urucum mine reached the record of 208,000 t, 12.8% and 53.3% higher than in 1Q15 and 4Q14, respectively, mostly driven by better productivity and greater physical equipment availability.

Ferroalloys production

As previously mentioned, ferroalloys production was affected by the stoppage of the ferroalloy plants in Barbacena and Ouro Preto in Minas Gerais state.

Ferroalloys quarterly production was comprised of 12,500 t of ferrosilicon manganese alloys (FeSiMn), 12,700 t of high-carbon manganese alloys (FeMnHc) and 6,000 t of medium-carbon manganese alloys (FeMnMC).

Nickel

Finished production by source

						% change
000’ metric tons	2Q15	1Q15	2Q14	1H15	1H14	2Q15/1Q15	2Q15/2Q14	1H15/1H14
Canada	43.0	38.6	30.8	82	72	11.3%	39.5%	12.7%
Sudbury	11.7	11.4	9.1	23	27	2.4%	28.1%	-13.7%
Thompson	7.0	5.8	6.9	13	15	20.6%	0.7%	-12.2%
Voisey’s Bay	15.2	13.5	12.1	29	27	12.7%	25.5%	7.9%
Ore from third parties(1)	9.1	7.9	2.7	17	5	14.9%	243.7%	278.0%
Indonesia	13.4	18.0	21.2	31	38	-5.5%	-36.6%	-16.4%
New Caledonia(2)	4.8	6.5	4.6	11	9	-6.4%	5.0%	30.5%
Brazil	5.9	6.1	5.2	12	11	-2.6%	14.1%	13.4%
TOTAL NICKEL	67.1	69.2	61.7	136	129	-3.0%	8.7%	5.5%

(1) External feed purchased from third parties and processed into finished nickel in our operations.

(2) On site production of 7,300 t in 1Q15.

Production overview

Production of nickel reached 67,100 t in 2Q15, 3% lower than in 1Q15 as a result of maintenance shutdowns in Indonesia and New Caledonia but 8.7% higher than in 2Q14.

Canadian operations

In 2Q15, production from the Sudbury mines was 11,700 t, in line with the previous quarter and 28.1% higher than in 2Q14 despite an electrical fire in a switchroom at matte processing which resulted in the Sudbury matte processing and nickel refinery operations being shut down for approximately 24 days. The operations before matte processing continued to operate during this period. We estimate that the fire impacted nickel and copper production by 5,000 t each and will be recovered in the second half of the year. In 2Q14, the Sudbury smelter shut down for much of the quarter as a result of a fatality, followed by maintenance. The Sudbury mill, smelter and refinery facilities will shut down for planned maintenance in August 2015. The mines will operate throughout this time building inventories for later processing.

Production from the Thompson mines was 7,000 t in 2Q15, 20.6% higher than in the 1Q15 and in line with 2Q14. The Thompson refinery experienced supply and quality problems with reagent suppliers which resulted in stoppages in 1Q15. The refinery returned to full production and will run at high operating rates to consume the excess inventory built up during the above referred stoppages. The Thompson mill, smelter and refinery will shut down in August for planned maintenance. The Thompson mines will operate throughout this time building inventories for later processing.

Voisey’s Bay mine production amounted to 15,200 t in 2Q15, 12.7% higher than in 1Q15 and 25.5% higher than in 2Q14. The Voisey’s Bay mill underwent regular planned maintenance in June and returned to full production at the beginning of July.

The ramp-up of the Long Harbour Processing Plant is underway with the plant producing over 1,500 t of finished nickel in 2Q15. The plant is currently being fed by a blend of PTVI matte and Voisey’s Bay concentrate and as of the end of 2015 will process only Voisey’s Bay concentrate.

Indonesian operation (PTVI)

In 2Q15, production of nickel in matte from our Indonesian operations at Sorowako totaled 19,300 t, 10.2% higher than 1Q15 and in line with 2Q14. In the first half of 2015, PTVI underwent major maintenance work on furnaces #1, #2 and #4, all of which are now in full operation.

The production of finished nickel from matte sourced from PTVI reached 13,400 t, 5.5% and 36.6% lower than in 1Q15 and 2Q14, respectively. The unscheduled maintenance on furnace #4 in 1Q15 and the planned maintenance on furnaces #1 and #2 in 2Q15 temporarily disrupted flows of feed to the downstream refining facilities early in the quarter. These flows have since returned to normal and we expect a strong performance for the second half of the year.

New Caledonia operations (VNC)

VNC production of NiO and NHC was 6,100 t in 2Q15, as the operation shut down in June to carry out planned maintenance of the processing plant including the acid plant and the implementation of the permanent repairs to the ocean outfall pipeline. During the shutdown we brought on-line a 4th filter and a second redesigned fluid bed roaster which will enable a strong second half performance as we expect VNC to achieve 75% of nameplate capacity.

Brazilian operation (Onça Puma)

The output from the Onça Puma operation was 5,900 t, in line with the previous quarter, and 14.1% higher than 2Q14. Onça Puma carried out a brief shutdown in 2Q15 for some planned improvements to the plant.

Copper

Finished production by source

						% change
000’ metric tons	2Q15	1Q15	2Q14	1H15	1H14	2Q15/1Q15	2Q15/2Q14	1H15/1H14
BRAZIL	67.0	62.4	46.2	129.4	93.5	7.4%	45.1%	38.4%
Sossego	29.0	27.1	26.5	56.2	52.8	7.0%	9.6%	6.4%
Salobo	38.0	35.3	19.7	73.2	40.8	7.7%	92.9%	79.7%
CANADA	35.1	42.2	32.0	77.3	70.6	-16.7%	9.7%	9.5%
Sudbury	22.4	25.3	19.0	47.7	43.5	-11.5%	18.0%	9.7%
Thompson	0.7	0.1	0.4	0.8	0.7	529.2%	69.4%	8.1%
Voisey’s Bay	5.9	7.5	7.2	13.4	14.1	-21.0%	-18.0%	-5.1%
Ore from third parties	6.1	9.3	5.4	15.4	12.2	-34.1%	13.1%	25.5%
TOTAL EX-LUBAMBE	102.2	104.6	78.2	206.7	164.1	-2.3%	30.6%	24.9%
Lubambe(1)	2.7	2.6	2.8	5.3	5.3	6.4%	-2.2%	-0.3%
TOTAL COPPER	104.9	107.2	81.0	212.0	169.4	-2.1%	29.5%	25.1%

(1) Attributable production.

Production overview

In 2Q15, copper output reached 104,900 t, the best production for a second quarter, being 2.1% lower than in 1Q15 and 29.5% higher than in 2Q14.

Brazilian operations

Production of copper in 2Q15 at the Sossego mine totaled 29,000 t in the form of copper in concentrates, 7.0% and 9.6% higher than in 1Q15 and 2Q14, respectively.

Production of copper in 2Q15 at Salobo totaled 38,000 t, a new record for that operation as a result of the ongoing ramp-up of Salobo II.

Canadian operations

Copper produced from the Sudbury mine reached 22,400 t, 11.5% lower than in 1Q15 and 18.0% higher than in 2Q14, given the above-mentioned interruption of the Sudbury operations due to the fire in the switchroom. The operation has since returned to normal production levels. In the second half of 2015, we expect to recover the 5,000 t of copper lost as a result of the fire.

Production from the Voisey’s Bay mine reached 5,900 t of copper in concentrate, 21.0% and 18% lower than in 1Q15 and in 2Q14, respectively, as a result of the planned maintenance carried out in the mill in June.

African operation (Lubambe)

Lubambe, our Zambian JV, is ramping up and delivering 6,800 t of copper in concentrates on a 100% basis (attributable production of 2,700 t). Lubambe has a nominal capacity of 45,000 t per year.

Nickel and copper by-products

Finished production by source

						% change
	2Q15	1Q15	2Q14	1H15	1H14	2Q15/1Q15	2Q15/2Q14	1H15/1H14
COBALT (metric tons)	1,122	970	736	2,091.5	1,592.4	15.7%	52.5%	31.3%
Sudbury	97	212	113	309	286	-54.0%	-14.1%	7.9%
Thompson	146	41	84	188	187	253.5%	74.5%	0.2%
Voisey’s Bay	367	128	354	495	636	186.8%	3.7%	-22.2%
VNC	441	559	174	1,000	461	-21.2%	153.8%	117.0%
Others	70	29	11	100	22	139.1%	532.9%	355.8%
PLATINUM (000’ oz troy)	46	42	27	88	76	11.6%	71.6%	15.3%
Sudbury	46	42	27	88	76	11.6%	71.6%	15.3%
PALLADIUM (000’ oz troy)	109	97	66	206	176	11.6%	63.6%	17.4%
Sudbury	109	97	66	206	176	11.6%	63.6%	17.4%
GOLD (000’ oz troy)	100	103	70	203	144	-2.6%	42.9%	41.1%
Sudbury	23	27	18	50	38	-16.7%	25.0%	30.2%
Sossego	22	21	18	43	36	2.9%	21.5%	19.7%
Salobo	56	54	34	110	70	2.3%	63.8%	58.1%
SILVER (000’ oz troy)	255	482	269	736	702	-47.1%	-5.3%	4.9%
Sudbury	255	482	269	736	702	-47.1%	-5.3%	4.9%

Gold

Gold production amounted to 100,000 oz in 2Q15, the best performance ever for a second quarter, but 2.6% lower than in 1Q15, as a result of the above-mentioned interruption of the Sudbury operations.

Cobalt

Cobalt production reached 1,122 t in 2Q15, the best performance for a second quarter and 15.7% higher than in 1Q15, mainly reflecting the performance improvements experienced in the Thompson refinery in 1Q15.

Platinum and palladium

Platinum output was 46,000 oz and palladium output was 109,000 oz, 11.6% higher than in 1Q15.

Coal

						% change
000’ metric tons	2Q15	1Q15	2Q14	1H15	1H14	2Q15/1Q15	2Q15/2Q14	1H15/1H14
METALLURGICAL COAL	1,628	1,268	1,671	2,896	2,894	28.4%	-2.6%	0.1%
Moatize	886	727	714	1,613	1,309	21.9%	24.2%	23.3%
Carborough Downs	742	541	591	1,283	664	37.3%	25.5%	93.0%
Integra Coal	0	0	235	0	614	n.m.	n.m.	n.m.
Isaac Plains	0	0	131	0	307	n.m.	n.m.	n.m.
THERMAL COAL	384	427	539	811	1,100	-10.1%	-28.7%	-26.3%
Moatize	384	427	457	811	871	-10.1%	-15.9%	-6.8%
Integra Coal	0	0	16	0	64	n.m.	n.m.	n.m.
Isaac Plains	0	0	66	0	166	n.m.	n.m.	n.m.
TOTAL COAL	2,012	1,695	2,209	3,707	3,994	18.7%	-8.9%	-7.2%

Production overview

Total coal output in 2Q15 was 2.0 Mt, 18.7% higher than in 1Q15 and 8.9% lower than in 2Q14, reflecting the stoppage of the Integra Coal mine and the Isaac Plains mine.

Australian operations

In 2Q15, the Carborough Downs mine achieved a production level of 742,000 t, the best production for a second quarter, and 37.3% higher than in 1Q15. The good operational performance was a result of the longwall move completed in the beginning of April.

In 2Q14, the Integra Coal mine was placed in care and maintenance, which resulted in the suspension of its longwall activity. The open cut production continued throughout 3Q14 in a reduced capacity until coal production ceased.

In 3Q14, the Isaac Plains mine was also placed in care and maintenance. The open cut production continued throughout 4Q14, until coal production ceased.

Moatize operations

In 2Q15, Moatize production was 1.270 Mt, 116,000 t higher than in 1Q15. In 2Q15, the plant improved its yield but reduced the availability of the material handling system which impacted the coal processing plant availability. These issues were addressed in a plant shutdown in June.

The ramp-up of the first phase of the Moatize coal project is currently restricted by the logistics infrastructure — railway and port — which do not allow for total utilization of the mine’s nominal capacity of 11 Mtpy.

The above-mentioned logistics bottleneck will be gradually eliminated as we complete and ramp up the Nacala logistics corridor.

We have concluded the greenfield sections of the Nacala Corridor and the port expansion at Nacala-à-Velha. Revamp of the brownfield sections of the railway is close to completion and the start-up is scheduled for 3Q15.

Potash and phosphates

Potash

						% change
000’ metric tons	2Q15	1Q15	2Q14	1H15	1H14	2Q15/1Q15	2Q15/2Q14	1H15/1H14
POTASH	111	108	96	219	206	3.2%	15.6%	6.7%
Taquari-Vassouras	111	108	96	219	206	3.2%	15.6%	6.7%

Phosphates

						% change
000’ metric tons	2Q15	1Q15	2Q14	1H15	1H14	2Q15/1Q15	2Q15/2Q14	1H15/1H14
PHOSPHATE ROCK	2,114	1,992	2,122	4,106	4,054	6.1%	-0.4%	1.3%
Brazil	1,102	1,101	1,204	2,203	2,230	0.1%	-8.5%	-1.2%
Bayóvar	1,012	892	918	1,904	1,824	13.5%	10.2%	4.4%
MAP(1)	287	291	263	578	539	-1.4%	9.1%	7.2%
TSP(2)	240	231	223	471	430	3.7%	7.3%	9.4%
SSP(3)	470	464	506	934	863	1.3%	-7.0%	8.3%
DCP(4)	84	137	128	222	246	-38.6%	-34.2%	-10.0%

(1) Monoammonium phosphate

(2) Triple superphosphate

(3) Single superphosphate

(4) Dicalcium phosphate

Potash

In 2Q15, potash production totaled 111,000 t, in line with 1Q15 and 15.6% higher than in 2Q14 as we improved the physical availability in our processing plants.

Phosphate Rock

Phosphate rock output was 2.1 Mt in 2Q15, 6.1% higher than in 1Q15, as Bayóvar improved its operational performance after the maintenance stoppages carried out in the previous quarter.

MAP

The production of MAP (monoammonium phosphate) totaled 287,000 t in 2Q15, in line with 1Q15 and 9.1% higher than in 2Q14, as a result of operational improvements after the scarcity of phosphoric acid in 2Q14.

TSP

The output of TSP (triple superphosphate) was 240,000 t in 2Q15, an all-time record for a second quarter, being 3.7% and 7.3% higher than in 1Q15 and in 2Q14 respectively.

SSP

The production of SSP (single superphosphate) was 470,000 t in 2Q15, slightly higher than in 1Q15 but 7.1% lower than in 2Q14, as a result of the production stoppage of Guará and lower availability in Araxá and Catalão, after the maintenance stoppage.

DCP

DCP (dicalcium phosphate) production amounted to 84,000 t in 2Q15, 38.7% and 34.4% lower than in 1Q15 and in 2Q14, respectively, as a result of the yearly maintenance stoppage carried out in Cajati last quarter.

Nitrogen

						% change
000’ metric tons	2Q15	1Q15	2Q14	1H15	1H14	2Q15/1Q15	2Q15/2Q14	1H15/1H14
AMMONIA	46	43	47	90	95	6.5%	-0.5%	-5.6%
NITRIC ACID	118	114	115	231	228	3.5%	2.1%	1.5%
AMMONIUM NITRATE	122	119	117	242	230	2.5%	4.9%	5.0%

Ammonia production

In 2Q15, ammonia production was 46,000 t, 7.0% higher than in 1Q15 and in line with production in 2Q14.

Nitric acid and ammonium nitrate production

Production of nitric acid and ammonium nitrate was, respectively, 3.5% and 2.5% higher than in 1Q15.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Rogerio T. Nogueira
Date: July 23, 2015		Rogerio T. Nogueira
Director of Investor Relations